Exhibit 99.4

Y es No ! ! HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household. Signature [PLEASE SIGN WITHIN BOX] Date ! Please check this box if you plan to attend the Meeting and vote these shares in person. 1. RESOLUTION to confirm that the extraordinary general meeting of the shareholders of the Company has been duly convened . 2. RESOLUTION to amend the definition of “Pre - IPO Class B Share Holder” in article 1 . 1 of the articles of association of the Company (the Articles ) so that it shall henceforth read as follows : ““ Pre - IPO Class B Share Holder ” a person who, as of the date of the closing of the initial public offering of Class A Shares, is a holder (and thus ignoring and excluding any holder who is a nominee for the benefit of a holder, no such nominee being a Pre - IPO Class B Share Holder for these purposes) of a Pre - IPO Class B Shares or Enfoca . ” 3. RESOLUTION to amend article 13 . 6 of the Articles so that it shall henceforth read as follows : “13.6. For purposes of this Article 13 , a “Transfer” of any Class B Share (a) means any direct or indirect sale, assignment, transfer, conveyance or other transfer or disposition of such Class B Share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, and (b) shall be deemed to occur with respect to a Class B Share held by a Pre - IPO Class B Share Holder if there occurs any act or circumstance that would result in such person ceasing to be a Pre - IPO Class B Share Holder, including as a result of the transfer, in one transaction or a series of transactions, of voting securities in such person or the right to elect or appoint the directors or managers of such person to persons who are not otherwise Pre - IPO Class B Share Holder. “Transferred” shall have a correlative meaning. Notwithstanding the foregoing, the following shall not be considered a “Transfer” for such purposes: 13.6.1. the granting of a revocable proxy to directors or officers of the Company in connection with actions to be taken at general meetings of the Company; 13.6.2. the entering into a voting trust, agreement or arrangement, which voting trust, agreement or arrangement is disclosed in writing to the Board; 13.6.3. the pledging or granting of a pledge or security interest over Class A Shares or Class B Shares in connection with a bona fide loan or indebtedness transaction including the exercise of or entitlement to voting rights in respect of such Class A Shares or Class B Shares, by any person in favour of whom such other security interest has been granted subject to the terms provided for in such pledge or security interest prior to enforcement; 13.6.4. any transfer to the Company; or 13.6.5. any transfer of Class B Shares within Enfoca.” X V54718 - Z88223 THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION. The Board recommends you vote FOR the following proposal(s): 1 through 3 NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain ! ! ! ! ! ! ! ! ! VOTING INSTRUCTIONS THIS IS A VOTING INSTRUCTION FORM. You are receiving this voting instruction form because you hold shares in the above Security . You have the right to vote on proposals being presented at the upcoming Extraordinary General Meeting to be held on